NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Investment Banking Fees Receivable:

Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third party transaction if the fees are reasonably determinable.

Income Taxes:

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2015, tax years since 2012 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 3 -   CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2015. As of December 31, 2015, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2015 consisted entirely of investment banking fees. The Company closed a total of two transactions in fiscal 2015.

SUNDIAL GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 4 -   COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities under a sublease agreement with a related party entity. Minimum future lease payments remaining as of December 31, 2015 was as follows:

2016	$	1,200
Total	$	1,200

Rent expense for the year ended December 31, 2015 was $6,000. (Note 5)

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2015, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   RELATED PARTY TRANSACTIONS

The Company entered into a three year sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing March 2012. Under the agreement, the Company pays for basic rent and services including telephone, internet, and utilities. Due to related party in the accompanying statement of financial condition represents amounts due under this sublease agreement. In February 2016, the lease agreement renewed effective back to April 1, 2015. As of December 31, 2015, amounts due to related party is $27,750. Rent expense under the agreement was $6,000 for the year ended December 31, 2015. Included in other expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2015. Included in compensation is $15,000 that has been allocated to the Firm for wages for services provided to the company by an employee who is paid by the parent company for the year ended December 31, 2015.

NOTE 6 -   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $66,395, which exceeded its requirement of $5,000 by $61,395. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

NOTE 7 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2016, the date the financial statements were available to be issued.